UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On November 17, 2008, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended September 30, 2008.  The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1 Press release regarding financial results for the fiscal quarter ended September 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 18, 2008

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By: /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

EXHIBIT 99.1

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2008

●

Second Quarter Total Revenues of US$28.2 million, Up 40.8% Year-on-Year;

●

Second Quarter Adjusted1 Net Income of US$16.2 million, an Increase of  40.4% Year-on-Year;

●

Second Quarter US GAAP Net Income of US$14.2 million, an Increase of  43.1% Year-on-Year;

●

Full Year 2009 Revenue Guidance Increased to US$98.5 million from US$93.0 million, Adjusted Net Income Guidance Increased to US$49.5 million from US$47.0 million and Adjusted Diluted Earnings Per Share Guidance Increased to $0.94 Per Share from $0.87 Per Share;

Xiamen, China, November 17, 2008 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended September 30, 2008, which is the second quarter of its fiscal year ending March 31, 2009.

 “I’m pleased to report that once again our second quarter financial results exceeded our top and bottom line guidance. These results demonstrate that even in the current economic environment our business model has a strong foundation based on recurring revenue and profits, a dependable, diversified and well-capitalized customer base, a business focus on a high-growth market, and a range of software development products and solutions that bring value to our customers,” commented Weizhou Lian, CEO of Longtop. “Based on these strong fundamentals and our ongoing discussions with customers about their IT spending plans, we are again increasing our full year guidance and are confident we can achieve our existing 2010 financial targets.”

FISCAL SECOND QUARTER DETAILED FINANCIAL RESULTS

Revenue

2008 Q2 and 2009 Q2 Revenue - US$000s
	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change	September 30, 2007	September 30, 2008	% Change
Software development	$ 18,126	$ 23,583	30.1%	$ 26,332	$ 39,652	50.6%
Other services	$ 1,887	$ 4,605	144.0%	$ 5,094	$ 7,864	54.4%
Total revenue	$ 20,013	$ 28,188	40.8%	$ 31,426	$ 47,516	51.2%

Total revenues for the quarter ended September 30, 2008, were US$28.2 million, an increase of 40.8% year-on-year (YoY) from US$20.0 million in the corresponding year ago period, and exceeding company guidance of US$26 million. Software development revenues of US$23.6 million contributed 83.7% of total revenues, a YoY increase of 30.1%.

Total revenues for the six months ended September 30, 2008, were US$47.5 million, an increase of 51.2% YoY from US$31.4 million in the corresponding year ago period.  Software development revenues, which were 83.4% of total revenues for the six months ended September 30, 2008, amounted to US$39.7 million, a YoY increase of 50.6%.

Software Development Revenue by Customer Type - US$000s

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change (Decrease)	September 30, 2007	September 30, 2008	% Change
Big Four Banks	10,224	11,862	16.0%	16,394	21,028	28.3%
Other Banks	5,371	8,672	61.5%	6,646	13,922	109.5%
Insurance	1,500	2,283	52.2%	1,887	3,169	67.9%
Enterprises	1,031	766	(25.7%)	1,405	1,533	9.1%
Total	18,126	23,583	30.1%	26,332	39,652	50.6%

Software Development Revenue Customer Concentration Analysis

	Three months ended			Six months ended
% of Software Development Revenue from	September 30, 2007	September 30, 2008	Change (Decrease)	September 30, 2007	September 30, 2008	Change (Decrease)
Big Four Banks	56.4%	50.3%	(6.1%)	62.3%	53.0%	(9.3%)
Other Banks	29.6%	36.8%	7.2%	25.2%	35.1%	9.9%
Insurance	8.3%	9.7%	1.4%	7.2%	8.0%	0.8%
Enterprises	5.7%	3.2%	(2.5%)	5.3%	3.9%	(1.4%)
Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

Software development revenue from the Big Four Banks in the second quarter was US$11.9 million, an increase of 16.0% YoY. Big Four banks accounted for 50.3% of software development revenues for the fiscal second quarter 2009, as compared to 56.4% in the corresponding year ago period. Software development revenue from the Big Four Banks for the six months ended September 30, 2008, was US$ 21.0 million, an increase of 28.3% YoY. Big Four Banks accounted for 53.0% of software development revenues for the six months ended September 30, 2008, as compared to 62.3% in the corresponding year ago period.

Software development revenue from Other Banks in the fiscal second quarter 2009 was US$8.7 million, a YoY increase of 61.5%. Other Banks accounted for 36.8% of software development revenues for the three months ended September 30, 2008, as compared to 29.6% in the corresponding year ago period.  Software development revenue from Other Banks for the six months ended September 30, 2008, was US$13.9 million, an increase of 109.5% YoY. Other Banks accounted for 35.1% of software development revenues for the six months ended September 30, 2008, as compared to 25.2% in the corresponding year ago period.

Gross Margins

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	Change (Decrease)	September 30, 2007	September 30, 2008	Change (Decrease)
Adjusted Total Gross Margin %	83.2%	73.1%	(10.1%)	79.8%	70.8%	(9.0%)
US GAAP total gross margin %	82.0%	69.8%	(12.1%)	78.3%	67.3%	(10.9%)

Adjusted Total Gross Margin of 73.1% in the second fiscal quarter was in line with the Company’s guidance and was 10.1% lower than the 83.2% in the corresponding year ago period. US GAAP total gross margin in the second quarter was 69.8% as compared to 82.0% in the corresponding year ago period with the difference between US GAAP and Adjusted Gross Margin being the exclusion of share-based compensation and amortization of acquired intangibles. Adjusted Total Gross Margin for the six months ended September 30, 2008 was 70.8%, as compared to 79.8% in the corresponding year ago period. US GAAP total gross margin for the six months ended September 30, 2008 was 67.3%, as compared to 78.3% in the corresponding year ago period.

The YoY decline in gross margin is consistent with previous guidance of full year Adjusted Gross Margin of 70.0% and was due to lower gross margins on Fenet, which was acquired in October 2007, and a higher mix of customized solution revenue with 71.2% of revenue coming from customized solutions for the three months and 67.7% for the six months ended September 30, 2008, as compared to 48.3% and 52.0% in the respective year ago periods.   The Company is well on track to achieve its target for  Adjusted Gross Margin of 70.0% for fiscal 2009.

Operating Expenses

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change	September 30, 2007	September 30, 2008	% Change
Adjusted Operating Expenses - US$000s	3,052	5,038	65.1%	5,930	9,006	51.9%
Adjusted Operating Expenses - % of revenue	15.3%	17.9%	-	18.9%	19.0%	-
US GAAP operating expenses - US$000s	3,229	6,159	90.7%	6,366	11,157	75.3%
US GAAP operating expenses - % of revenue	16.1%	21.8%	-	20.3%	23.5%	-

Adjusted Operating Expenses, which were 17.9% and 19.0% of revenue for the three and six months ended September 30, 2008, are in line with full year Company guidance of 20.0%.  The YoY increase in total Adjusted Operating Expenses of 51.9% for the first six months of 2009 is in line with total revenue growth of 51.2%.   US GAAP operating expenses, which were 23.5% of revenue for the six months ended September 30, 2008, increased 75.3%from the corresponding year ago period as compared to 51.9% for Adjusted Operating Expenses primarily due to share-based compensation expenses subsequent to the initial public offering in October 2007, which are excluded from the Adjusted Operating Expenses.

Operating Income

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change	September 30, 2007	September 30, 2008	% Change
Adjusted Operating Income - US$000s	13,598	15,567	14.5%	19,149	24,624	28.6%
Adjusted Operating Income - % of revenue	67.9%	55.2%	-	60.9%	51.8%	-
US GAAP operating income - US$000s	13,174	13,526	2.7%	18,225	20,843	14.4%
US GAAP operating income - % of revenue	65.8%	48.0%	-	58.0%	43.9%	-

Adjusted Operating Income was US$15.6 million for the second quarter and US$24.6 million for the six months ended September 30, 2008, a YoY increase of 14.5% and 28.6%, respectively. Adjusted Operating Margin for the six months ended September 30, 2008, was 51.8%, higher than the Company guidance of 50% for the full year. US GAAP operating income was US$13.5 million for the second quarter and US$20.8 million for the six months ended September 30, 2008, a YoY increase of 2.7% and 14.4%, respectively, from the corresponding year ago periods.

 Net Income

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change	September 30, 2007	September 30, 2008	% Change (Decrease)
Adjusted Net Income - US$000s	11,568	16,238	40.4%	17,065	24,065	41.0%
Adjusted Net income per diluted share	0.28	0.31	10.4%	0.42	0.46	9.5%
Adjusted Net Income - % of revenue	57.8%	57.6%	-	54.3%	50.6%	-
US GAAP net income - US$000s	9,919	14,197	43.1%	14,848	20,284	36.6%
US GAAP net income per diluted share	0.24	0.27	12.5%	0.37	0.27	(27.0%)
US GAAP net income - % of revenue	49.6%	50.4%	-	47.2%	42.7%	-

Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended			Six months ended
	September 30, 2007	September 30, 2008	% Change (Decrease)	September 30, 2007	September 30, 2008	% Change (Decrease)
Adjusted Net Income - US$000s	$ 11,568	$ 16,238	40.4%	$ 17,065	$ 24,065	41.0%

Stock compensation	$ 180	$ 1,428	693.3%	$ 442	$ 2,742	520.4%
Acquisition related amortization and charges	$ 244	$ 613	151.2%	$ 482	$ 1,039	115.6%
Loss from discontinued operations	$ 1,225	$ -	(100.0%)	$ 1,293	$ -	(100.0%)
Sub-total	$ 1,649	$ 2,041	23.8%	$ 2,217	$ 3,781	70.5%

US GAAP net income	$ 9,919	$ 14,197	43.1%	$ 14,848	$ 20,284	36.6%

Adjusted Net Income for the quarter ended September 30, 2008, of US$16.2 million or US$0.31 per fully diluted share increased 40.4% as compared to Adjusted Net Income of US$11.6 million in the corresponding year ago period, and exceeded Company guidance of US$13.5 million and US$0.25 per fully diluted share. US GAAP net income for the quarter ended September 30, 2008, of US$14.2 million or US$0.27 per fully diluted share increased 43.1% as compared to US GAAP net income of US$9.9 million in the corresponding year ago period. US GAAP and Adjusted Net Income for the quarter ended September 30, 2008, included an $877,000 government subsidy (September 30, 2007: Nil) recorded as other income and a $1.9 million income tax refund (September 30, 2007: Nil).

 Adjusted Net Income for the six months ended September 30, 2008, of US$24.1 million or US$0.46 per fully diluted share increased 41.0% as compared to Adjusted Net Income of US$17.1 million in the corresponding year ago period. US GAAP net income for the six months ended September 30, 2008, of US$20.3 million or US$0.27 per fully diluted share increased 36.6% as compared to US GAAP net income of US$14.8 million in the corresponding year ago period.  Adjusted and US GAAP net income for the  six months ended September 30, 2008 included $1.1 million in  exchange losses on US dollar denominated deposits which were in China pending conversion to Renminbi, and included a $877,000 government subsidy (six months end September 30, 2007: Nil) recorded as other income and a $1.9 million income tax refund (six months end September 30, 2007: $795,000).

Unrestricted cash balances at September 30, 2008, were US$209.0 million giving the Company sufficient resources for potential acquisitions in the still fragmented China financial IT services sector.

Commenting on the results, Derek Palaschuk, CFO of Longtop said: “The outstanding results from the fiscal second quarter further solidified Longtop’s financial strength. The second quarter’s record revenues were supported by robust cash flow from operations, which was US$19.5 million during the quarter. And looking ahead, the strong US$36.0 million in software development revenue backlog from having signed a record number of contracts this quarter, has enabled us to boost once more our current estimate for fiscal 2009 revenues to US$98.5 million and for Adjusted Net Income per fully diluted share to US$0.94, which is up substantially from our original guidance in May 2008 for revenues of US$86.0 million and Adjusted Net Income per fully diluted share of US$0.80.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending December 31, 2008:

i) Total revenues of US$29.0 million, compared to previous guidance in August 2008 of US$26 million; representing an increase of 55.9% YoY from revenues of US$18.6 million in the corresponding year ago period;

ii) Adjusted Net Income guidance of US$15.5 million or US$0.30 per diluted share, representing an increase of 47.6% YoY from Adjusted Net Income of US$10.5 million in the corresponding year ago period.

Longtop anticipates for its fiscal year ending March 31, 2009,

i)

Total revenues of US$98.5 million, compared to previous guidance in August 2008 of US$93.0 million, representing an increase of 47.7% YoY from revenues of US$66.7 million in fiscal year 2008;

ii)

Adjusted Net Income to be US$49.5 million, compared to previous guidance in August 2008 of US$47.0 million, representing an increase of 46.4% YoY from Adjusted Net Income of US$33.8 million;

iii)

Adjusted Diluted Earnings Per Share of US$0.94 per share compared to US$0.87 previously guided in August 2008.

CONFERENCE CALL AND WEBCAST

Longtop’s management team will host a conference call at 7:00 AM ET, November 17, 2008 (or 4:00 AM U.S. Pacific Time on November 17, 2008, and 8:00 PM on November 17, 2008, Beijing/Hong Kong time).  To participate in the conference call, please use the dial in numbers below:

U.S Toll Free: 1866 549 1292

China Toll Free: 800 701 1223

Hong Kong and International: +852 3005 2050

Passcode: 765115#

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

U.S Toll Free: 1866 753 0743

Hong Kong and International: +852 3005 2020

Passcode: 136397#

A live audio webcast of the conference call, as well as online replay of the call, will be available on Longtop’s website at www.longtop.com/en.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company's business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options.

These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is non-cash expenses relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.   Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders who continue to work with Longtop as employees is considered compensation expense rather than purchase price.  We believe these costs are part of the transaction costs and amortized within the service period.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company's solutions; the Company's limited operating history; its reliance on a limited number of customers that  continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company's cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended September 30, 2008, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the rapidly growing financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to the independent market research firm IDC, Longtop is positioned as the "most competitive banking IT solutions provider" in China in 2007, as measured by both development strategy and development capability in the IDC MarketScape analysis model. Longtop has five solution delivery centers, three research centers and thirty-nine service centers located in 20 provinces throughout China. Longtop was founded in 1996 by Xiaogong Jia, Chairman and Weizhou Lian, CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001. For more information, please visit: www.longtop.com.

Contact us

Longtop Financial Technologies Limited

Charles Zhang

Email: ir@longtop.com

Phone: +86 10 8421 7758

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	June 30, 2008	September 30, 2008
	(In U.S. dollar thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$ 204,526	$ 201,528	$ 208,996
Restricted cash	6,733	2,207	10,926
Accounts receivable, net	21,254	26,375	37,488
Inventories	1,351	3,029	3,895
Deferred tax assets	1,517	698	106
Other current assets	3,843	4,844	6,313

Total current assets	239,224	238,681	267,724

Fixed assets, net	8,167	19,171	18,722
Intangible assets, net	7,764	7,471	8,929
Goodwill	14,966	15,315	16,559
Long term investment	-	2,613	2,171
Deferred tax assets	246	1,106	834
Other assets	524	488	1,192

Total assets	$ 270,891	$ 284,845	$ 316,131

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$ 512	$ 633	$ 619
Accounts payable	4,143	9,196	12,801
Deferred revenue	9,487	11,608	17,037
Amounts due to related parties	54	-	-
Deferred tax liabilities	491	501	504
Accrued and other current liabilities	18,773	12,824	17,513

Total current liabilities	33,460	34,762	48,474

Long-term liabilities:
Obligations under capital leases, net of current portion	233	264	220
Deferred tax liabilities	1,863	1,938	2,331
Other non-current liabilities	445	259	259

Total liabilities	36,001	37,223	51,284

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126, 50,429,426 and 50,569,341 shares issued and outstanding as of March 31, June 30, and September 30, 2008, respectively)	$ 502	$ 504	$ 506
Additional paid-in capital	234,771	236,596	238,287
Retained earnings/(Accumulated deficit)	(14,021)	(7,934)	6,263
Accumulated other comprehensive income	13,638	18,456	19,791

Total shareholders' equity	234,890	247,622	264,847

Total liabilities, mezzanine equity and shareholders' equity	$ 270,891	$ 284,845	$ 316,131

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Six Months Ended
	September 30,2007	September 30,2008	September 30,2007	September 30,2008
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 18,126	$ 23,583	$ 26,332	$ 39,652
Other services	1,887	4,605	5,094	7,864
Total revenues	20,013	28,188	31,426	47,516

Cost of revenues:
Software development	2,638	5,962	4,949	11,770
Other services	972	2,541	1,886	3,746
Total cost of revenues	3,610	8,503	6,835	15,516
Gross profit	16,403	19,685	24,591	32,000

Operating expenses:
Research and development	471	1,204	921	2,313
Sales and marketing	825	2,616	1,829	4,408
General and administrative	1,933	2,339	3,616	4,436
Total operating expenses	3,229	6,159	6,366	11,157
Income from operations	13,174	13,526	18,225	20,843

Other income (expenses):
Interest income	198	1,609	473	3,516
Interest expense	(269)	(25)	(438)	(292)
Other income (expense), net	32	717	66	(295)

Total other income	(39)	2,301	101	2,929

Income before income tax expense	13,135	15,827	18,326	23,772
Income tax expense	(1,991)	(1,630)	(2,185)	(3,488)

Income from continuing operations	11,144	14,197	16,141	20,284
Loss from discontinued operations, net of tax	(1,225)	-	(1,293)	-
Net income	9,919	14,197	14,848	20,284

Net income`(loss) per share:
Continuing operations	$ 0.28	$ 0.28	$ 0.40	$ 0.40
Discontinued operations	$ (0.03)	$ -	$ (0.03)	$ -
Basic ordinary share	$ 0.25	$ 0.28	$ 0.37	$ 0.40
Continuing operations	$ 0.28	$ -	$ 0.40	$ -
Discontinued operations	$ (0.03)	$ -	$ (0.03)	$ -
Basic preferred share	$ 0.25	$ -	$ 0.37	$ -
Continuing operations	$ 0.27	$ 0.27	$ 0.40	$ 0.39
Discontinued operations	$ (0.03)	$ -	$ (0.03)	$ -
Diluted	$ 0.24	$ 0.27	$ 0.37	$ 0.39

Shares used in computation of net income (loss) per share:
Basic ordinary share	29,745,320	50,491,027	29,725,294	50,406,533
Basic preferred share	10,244,339	-	10,231,172	-
Diluted	41,192,580	52,398,944	40,844,608	52,455,884

Includes share-based compensation related to:
Cost of revenues software development	$ 3	$ 419	$ 6	$ 779
Cost of revenues other services	-	63	-	122
General and administrative expenses	166	473	414	945
Sales and marketing expenses	11	371	22	713
Research and development expenses	-	102	-	183

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,2007	September 30,2008	September 30,2007	September 30,2008
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	18,126	23,583	26,332	39,652
Other services	1,887	4,605	5,094	7,864
Total revenues	20,013	28,188	31,426	47,516

Software development revenue adjustments

Adjusted revenues:
Software development	18,126	23,583	26,332	39,652
Other services	1,887	4,605	5,094	7,864
Total adjusted revenues	20,013	28,188	31,426	47,516

Cost of revenues:
Software development	2,638	5,962	4,949	11,770
Other services	972	2,541	1,886	3,746
Total cost of revenues	3,610	8,503	6,835	15,516

Cost of revenue adjustments:
Share-based compensation software development	(3)	(419)	(6)	(779)
Share-based compensation other services	-	(63)	-	(122)
Amortization of acquired intangible assets other services	(244)	(283)	(482)	(532)
Amortization of acquired intangible assets software development	-	(98)	-	(140)
Amortization of acquired deferred compensation other services		(39)	-	(39)
Amortization of acquired deferred compensation software development		(18)	-	(18)

Adjusted cost of revenues:
Software development	2,635	5,427	4,943	10,833
Other services	728	2,156	1,404	3,053
Total adjusted cost of revenues	3,363	7,583	6,347	13,886

Gross profit	16,403	19,685	24,591	32,000

Adjusted gross profit	16,650	20,605	25,079	33,630

Operating expenses:
Research and development	471	1,204	921	2,313
Sales and marketing	825	2,616	1,829	4,408
General and administrative	1,933	2,339	3,616	4,436
Total operating expenses	3,229	6,159	6,366	11,157

Operating expense adjustments:
Share-based compensation research and development	-	(102)	-	(183)
Share-based compensation sales and marketing	(11)	(371)	(22)	(713)
Share-based compensation general and administrative	(166)	(473)	(414)	(945)
Amortization of acquired intangible assets sales and marketing	-	(136)	-	(243)
Amortization of acquired intangible assets general and administrative	-	(39)	-	(67)

Adjusted operating expenses:
Research and development	471	1,102	921	2,130
Sales and marketing	814	2,109	1,807	3,452
General and administrative	1,767	1,827	3,202	3,424
Total adjusted operating expenses	3,052	5,038	5,930	9,006

Income from operations	13,174	13,526	18,225	20,843

Adjusted income from operations	13,598	15,567	19,149	24,624

Other income (expenses):
Interest income	198	1,609	473	3,516
Interest expense	(269)	(25)	(438)	(292)
Other income (expenses), net	32	717	66	(295)

Total other income (expenses)	(39)	2,301	101	2,929

Other income (expenses) adjustments:

Adjusted other income (expenses):
Interest income	198	1,609	473	3,516
Interest expense	(269)	(25)	(438)	(292)
Other income (expenses), net	32	717	66	(295)
Total adjusted other income (expenses)	(39)	2,301	101	2,929

Income before income tax expense	13,135	15,827	18,326	23,772

Adjusted income before income tax expense	13,559	17,868	19,250	27,553

Income tax expense	(1,991)	(1,630)	(2,185)	(3,488)

Income from continuing operations	11,144	14,197	16,141	20,284

Adjusted income from continuing operations	11,568	16,238	17,065	24,065

Loss from discontinued operations	(1,225)	-	(1,293)	-

Net income	9,919	14,197	14,848	20,284

Adjusted net income	11,568	16,238	17,065	24,065
Net income (loss) per share:
Continuing operations	$ 0.28	$ 0.28	$ 0.40	$ 0.28
Discontinued operations	$ (0.03)	$ 0.00	$ (0.03)	$ 0.00
Basic ordinary share	$ 0.25	$ 0.28	$ 0.37	$ 0.28
Continuing operations	$ 0.28	$ 0.00	$ 0.40	$ 0.00
Discontinued operations	$ (0.03)	$ 0.00	$ (0.03)	$ 0.00
Basic preferred share	$ 0.25	$ 0.00	$ 0.37	$ 0.00
Continuing operations	$ 0.27	$ 0.27	$ 0.40	$ 0.27
Discontinued operations	$ (0.03)	$ 0.00	$ (0.03)	$ 0.00
Diluted	$ 0.24	$ 0.27	$ 0.37	$ 0.27

Adjusted net income per share:
Basic ordinary share	$ 0.29	$ 0.32	$ 0.57	$ 0.48
Diluted	$ 0.28	$ 0.31	$ 0.42	$ 0.46

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	29,745,320	50,491,027	29,725,294	50,406,533
Basic preferred share	10,244,339	-	10,231,172	-
Diluted	41,192,580	52,398,944	40,844,608	52,455,884

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	September 30,2007	September 30,2008	September 30,2007	September 30,2008
	(In U.S. dollar thousands, except share and per share data)

Cash flows from operating activities:
Net income	$ 9,919	$ 14,197	$ 14,848	$ 20,284

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	180	1,428	442	2,742
Depreciation	526	704	854	1,318
Amortization of intangibles	266	602	652	1,073
Provision for doubtful accounts	(133)	156	(4)	46
Impairment of intangible asset	393	-	393	-
Gain (Loss) on disposal of fixed assets	(7)	41	(2)	42

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(2,238)	(10,030)	(1,762)	(14,464)
Inventories	(811)	694	(1,401)	(929)
Other current assets	(1,153)	(1,495)	(2,422)	(2,354)
Other non-current assets	36	95	69	194
Other non-current liabilities	20	-	20	(194)
Accounts payable	849	3,373	(1,858)	8,262
Deferred revenue	444	5,159	881	7,032
Accrued and other current liabilities	(2,171)	3,767	289	(2,490)

Deferred income taxes	42	842	196	871

Net cash provided by operating activities	6,162	19,533	11,195	21,433

Cash flows from investing activities:
Change in restricted cash	3,106	(8,719)	3,148	(4,193)
Proceeds from sale of fixed assets	27	214	32	214
Purchase of fixed assets	(181)	(1,167)	(593)	(12,036)
Purchase of intangible assets	(1)	-	(3)	(3)
Long term investment	-	(2,171)	-	(4,784)
Acquisitions, net of cash acquired	(3,824)	(1,378)	(3,824)	(1,378)
Amounts due from related parties	(54)	-	(54)	-

Net cash used in investing activities	(927)	(13,221)	(1,294)	(22,180)

Cash flows from financing activities:
Proceeds from short-term borrowings	14,643	-	22,467	-
Repayment of short-term borrowings	(6,629)	-	(10,389)	-
Dividend paid	(6,105)	-	(6,105)	-
Stock options exercised	-	265	-	778
Repayments of capital leases obligations	(184)	(149)	(298)	(582)
Amounts due to related parties	-	-	-	(54)

Net cash provided by financing activities	1,725	116	5,675	142

Effect of exchange rates differences	897	1,040	1,805	5,075

Net increase (decrease) in cash and cash equivalents	7,857	7,468	17,381	4,470

Cash and cash equivalents, beginning of period	79,444	201,528	69,920	204,526
Cash and cash equivalents, end of period	$ 87,301	$ 208,996	$ 87,301	$ 208,996

Supplemental disclosure of cash flow information:
Income taxes paid	$ 828	$ 788	$ 444	$ 2,811
Interest paid	$ 255	$ 25	$ 410	$ 295
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$ 227	$ 86	$ 355	$ 655
Dividends paid in form of assets	$ 18,348	$ -	$ 18,348	$ -
Acquisition:
Cash consideration	$ 3,524	$ 3,549	$ 3,524	$ 6,162
Cash consideration payable	$ -	$ 544	$ -	$ 544
Assets acquired	$ 3,524	$ 4,093	$ 3,524	$ 6,706

The accompanying notes are an integral part of these consolidated financial statements.

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations.

Endnotes